Contact:  Lewis J. Critelli
President and Chief Executive Officer
Norwood Financial Corp.
570-253-1455

James Stracuzzi
President and Chief Executive Officer
Delaware Bancshares, Inc.
607-865-3200

FOR IMMEDIATE RELEASE
March 10, 2016

Norwood Financial Corp. to Acquire Delaware Bancshares, Inc.

Honesdale, Pennsylvania and Walton, New York – Norwood Financial Corp. (NASDAQ:NWFL), the holding company for Wayne Bank, Honesdale, Pennsylvania and Delaware Bancshares, Inc. (OTCPK: DBAI), the holding company for NBDC Bank, Walton, New York, jointly announced today the signing of a definitive merger agreement pursuant to which Norwood Financial Corp. will acquire Delaware Bancshares, Inc. in a stock and cash transaction.  The transaction will extend Norwood Financial Corp.’s footprint into neighboring Sullivan and Delaware Counties, New York.  The combined company will have over $1.0 billion in assets and 27 offices throughout four counties in Northeastern Pennsylvania and two neighboring counties in Southwestern New York.

“We are pleased to be able to partner with an organization such as Delaware Bancshares, Inc.  Both companies have earned a great reputation in the market and have a common community banking culture.  The merger will give us a presence in nearby Sullivan and Delaware Counties.  The combination of talent and prime locations will enable us to better serve our existing customers in Sullivan and Delaware Counties and offer expanded products and services to the NBDC Bank customer base.” noted Lewis J. Critelli, President and Chief Executive Officer of Norwood Financial Corp.

”We are delighted to partner with such a reputable, high performing financial institution. With this merger, our shareholders will receive a premium over current market price and the dividend yield of Norwood common stock, and our customers will enjoy banking with a larger community bank with greater product offerings,” stated James Stracuzzi, President and Chief Executive Officer of Delaware Bancshares, Inc.

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, Norwood Financial Corp. will acquire all of the outstanding shares of Delaware Bancshares, Inc. for a total purchase price of approximately $15.4 million.  In addition, NBDC Bank will merge with and into Wayne Bank, with Wayne Bank as the surviving bank.  Pursuant to the terms of the merger agreement, shareholders of Delaware Bancshares, Inc. will have the opportunity to elect to receive for each share of Delaware Bancshares, Inc. common stock they own, either 0.6221 shares of Norwood Financial Corp. common stock or $16.68 in cash or a combination of both.  All shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement which are intended to ensure that, in the aggregate, 75% of the aggregate merger consideration will consist of Norwood Financial Corp. common stock, and 25% will consist of cash.  The price represents 116.3% of Delaware’s tangible book value at December 31, 2015, 26.1 times Delaware’s 2015 earnings per share and a 0.8% core deposit premium.  The transaction is expected to be a tax-free exchange for shareholders of Delaware Bancshares, Inc. receiving stock.

The directors of Delaware Bancshares, Inc. will be invited to join a regional advisory board.  Within 18 months of closing, one member of Delaware Bancshares, Inc.’s board of directors will be appointed to the boards of directors of Norwood Financial Corp. and Wayne Bank.  It is expected that the merger will be consummated in the third quarter of 2016 and is subject to certain conditions, including receiving requisite regulatory approvals and the approval of Delaware Bancshares, Inc. shareholder approvals.  The transaction is expected to be accretive to Norwood Financial Corp.’s earnings in the first full year of operations.  Lewis J. Critelli, President and Chief Executive Officer of Norwood will remain as President and Chief Executive Officer of the combined company.  All members of the Executive Management team of Norwood Financial Corp. and Wayne Bank will continue in their current positions.

Norwood Financial Corp. has prepared an investor presentation on the transaction that can be accessed on Norwood Financial Corp.’s website at www.waynebank.com/stockholder-services.

Boenning & Scattergood, Inc. acted as financial advisor to Norwood Financial Corp. and Sandler O’Neill + Partners, LP acted as financial advisor to Delaware Bancshares, Inc. and provided a fairness opinion to the board of directors in connection with the transaction.  Jones Walker, LLP served as legal counsel for Norwood Financial Corp., and Cranmore, FitzGerald & Meaney served as legal counsel for Delaware Bancshares, Inc.

About Norwood Financial Corp.

Headquartered in Honesdale, PA, Norwood Financial Corp. operates 15 offices within Wayne, Pike, Monroe and Lackawanna counties, Pennsylvania.  As of December 31, 2015, Norwood Financial Corp. had total assets of $750.5 million, total loans receivable of $559.9 million, total deposits of $550.9 million and total stockholders’ equity of $101.0 million.  Norwood Financial Corp. stock trades on the NASDAQ Global Market under the trading symbol “NWFL”.

About Delaware Bancshares, Inc.

Delaware Bancshares, Inc. is the holding company for NBDC Bank, a national bank that conducts its business from its main office in Walton, New York and 11 branch offices, in the New York counties of Sullivan and Delaware.  As of December 31, 2015, Delaware Bancshares, Inc. had total assets of $371.7 million, total net loans of $114.0 million, total deposits of $317.0 million and total stockholders’ equity of $21.0 million.

Additional Information About the Transaction

Norwood Financial Corp. will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which will contain the proxy materials of Delaware Bancshares, Inc. and certain other information regarding Norwood Financial Corp.  These proxy materials will set forth complete details of the merger.  Investors are urged to carefully read the proxy materials when filed with the SEC, as they will contain important information.  Investors will be able to obtain a copy of the proxy materials free of charge at the SEC’s website at www.sec.gov.  The materials may also be obtained for free by directing a written request to Norwood Financial Corp., 717 Main Street, Honesdale, PA  18431, Attention:  Corporate

Secretary, or to Delaware Bancshares, Inc., 131-133 Delaware Street, Walton, NY  13856, Attention:  Corporate Secretary.  Investors should read the proxy materials before making a decision regarding the merger.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, possible delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, customer and employee relationships may be disrupted by the merger, the ability to obtain regulatory and shareholder approvals, and difficulties in integrating NBDC Bank  into Wayne Bank, as well as factors discussed in documents filed by Norwood Financial Corp. with the SEC from time to time.  Neither Norwood Financial Corp. nor Delaware Bancshares, Inc. undertakes and both specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Norwood Financial Corp. or Delaware Bancshares, Inc.